UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Interim Company Secretary

Date 26 October 2016

NOVOGEN LIMITED Level 5, 20 George St Hornsby NSW 2077 Australia ABN 37 063 259 754

Novogen Limited – Corporate Governance Statement for the year ended 30 June 2016

As at 29 August 2016

The corporate governance arrangements for Novogen Limited (‘Company’) are set by the Board having regard to the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (3rd Edition) (‘ASX Principles and Recommendations’), corporate best practice and the best interests of all shareholders.

The principal features of the Company’s governance framework are set out in this Corporate Governance Statement. This Statement reports the Company’s compliance with the ASX Principles and Recommendations.

The Company is committed to adopting best practice in corporate governance where these practices are appropriate to the business and add value.

The documents that are underlined in this section are available on the Company’s website at http://www.novogen.com/corporate-governance.html

Principle 1: Lay solid foundations for management and oversight.

A listed entity should establish and disclose the respective roles and responsibilities of its Board and management and how their performance is monitored and evaluated.

Recommendation		Statement Commentary	Company’s Compliance
1.1	A listed entity should disclose: a) the respective roles and responsibilities of its Board and management; and b) those matters expressly reserved to the Board and those delegated to management.

The Company’s Board Charter sets out the role, duties and responsibilities of the Board of Directors. It is available on the Company’s website.

The points below summarise the role of the Board, as follows:

•    representing and serving the interests of shareholders by overseeing and appraising the strategies, policies and performance of the Company. This includes overviewing the financial and human resources the Company has in place to meet its objectives and the review of management performance;

•    protecting and optimising Company performance and building sustainable value for shareholders in accordance with any duties and obligations imposed on the Board by law and the Company’s constitution and within a framework of prudent and effective controls that enable risk to be assessed and managed;

•    responsibility for the overall Corporate Governance of the Company and its controlled entities, including monitoring the strategic direction of the Company and those entities, formulating goals for management and monitoring the achievement of those goals;

•    setting, reviewing and ensuring compliance with the Company’s values (including the establishment and observance of high ethical standards); and

•    ensuring shareholders are kept informed of the Company’s performance and major developments affecting its state of affairs.

Complies

NOVOGEN LIMITED Level 5, 20 George St Hornsby NSW 2077 Australia ABN 37 063 259 754

1.2

A listed entity should:

a)      undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a Director; and

b)      provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a Director.

The Company conducts the appropriate due diligence prior to putting forward a person to be appointed as a Director.

The Company constantly provides all material information to its shareholders via the explanatory statement included in the Notice of Meeting prior to its Annual General Meeting.

Complies
1.3	A listed entity should have a written agreement with each Director and senior executive setting out the terms of their appointment.	When appointing a new Director, the Company requires that the newly appointed Director signs a written agreement setting out the terms of his/her appointment.	Complies
1.4	The Company Secretary of a listed entity should be accountable directly to the Board, through the chair, on all matters to do with the proper functioning of the Board.

The Board has access to the Company Secretary (who is accountable directly to the Board, through the chair, on all matters to do with the proper functioning of the Board) and has procedures for the provision of information, including requests for additional information.

Disclosure is included in the Board charter, available on the Company’s website.

Complies
1.5

A listed entity should:

a)      have a diversity policy which includes requirements for the Board or a relevant Committee of the Board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;

b)      disclose that policy or a summary of it; and

c)      disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the Board or a relevant Committee of the Board in accordance with the entity’s diversity policy and its progress towards achieving them, and either:

i.       the respective proportions of men and women on the Board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or

The Company does not have a diversity policy in place with measurable objectives.

The Company recognises that a diverse and inclusive workforce is not only good for our employees, it is also good for our business, including with respect to gender, ethnicity, geographical location, personal attributes and age. However, due to the current size of the Company, a Diversity Policy and measureable objectives for achieving gender diversity have not been established. The Board will seek to establish a Diversity Policy as the Company grows.

The proportion of women employees in the consolidated entity as at 30 June 2016 are as follows:

Women on the Board - 0%

Women in Management position - 43%

Women in the Company - 53%

Does not comply

NOVOGEN LIMITED Level 5, 20 George St Hornsby NSW 2077 Australia ABN 37 063 259 754

ii. if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.
1.6

A listed entity should:

a)      have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

b)      disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

The Board undertakes an annual review of its performance.

The Chairman conducts individual reviews of each Director every year. The performance of the Chairman is reviewed collectively by the Directors.

The Board evaluated the performance of its committees and, following such review, restructured all the committees, their functions and memberships. Updated committee charters were made available on the Company’s website.

A Board performance review was carried out during the year.

Complies
1.7

A listed entity should:

a)      have and disclose a process for periodically evaluating the performance of its senior executives; and

b)      disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

The Board undertakes an annual review and assessment of the Company’s executive management.

Formal performance and salary review occurs once a year for the senior executives by the Remuneration Committee.

A review was carried out during the year.

Complies
Principle 2: Structure the Board to add value A listed entity should have a Board of an appropriate size, composition, skills and commitment to enable it to discharge its duties effectively.
2.1

The Board of a listed entity should:

a)      have a Nomination Committee which:

i.       has at least three members, a majority of whom are independent Directors; and

ii.      is chaired by an independent Director,

and disclose:

iii.    the charter of the Committee;

iv.     the members of the Committee; and

v.      as at the end of each reporting period, the number of times the Committee met throughout the period and the individual attendances of the members at those meetings; or

The Company has a Remuneration and Nomination Committee.

The Board may, from time to time, perform directly the role of the Nomination Committee.

When evaluating potential director nominees, the Board or the committee consider the listing requirements of the ASX as well as a potential nominee’s personal and professional integrity, experience in corporate management, time available for service, experience in the Company’s industry, global business and social perspective, experience as a board member of another publicly-held Company, ability to make independent analytical inquiries and practical business judgment. The Board and the committee strive to nominate directors with a variety of complementary skills so that, as a group, the Board will possess the appropriate talent, skills, and expertise to oversee the Company’s business.

After potential nominees are evaluated, the Directors collectively assess a potential nomination to the Board.

The Board may retain, at the Company’s expense, any independent search firm, experts or advisors that it believes are appropriate in connection with the nomination process.

Complies

NOVOGEN LIMITED Level 5, 20 George St Hornsby NSW 2077 Australia ABN 37 063 259 754

b)      if it does not have a Nomination Committee, disclose that fact and the processes it employs to address Board succession issues and to ensure that the Board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

2.2	A listed entity should have and disclose a Board skills matrix setting out the mix of skills and diversity that the Board currently has or is looking to achieve in its membership.

The Board currently does not have Board skill matrix that is available to the public.

However, the Board has undertaken a review of the mix of skills and experience of the Board in light of the Company’s principal activities and direction, and has considered diversity in succession planning. The Board considers the current mix of skills and experience of members of the Board and its senior management is sufficient to meet the requirements of the Company.

Does not comply
2.3

A listed entity should disclose:

a)      the names of the Directors considered by the Board to be independent Directors;

b)      if a Director has an interest, position, association or relationship of the type described in Box 2.3 but the Board is of the opinion that it does not compromise the independence of the Director, the nature of the interest, position, association or relationship in question and an explanation of why the Board is of that opinion; and

c)      the length of service of each Director.

The Directors are:

•    Mr Bryce Carmine, Deputy Chairman is an independent Non-Executive Director, appointed on 3 June 2015.

•    Mr Steven Coffey is a Non-Executive Director, appointed on 6 November 2012.

•    Mr John O’Connor, Chairman, is an independent Non-Executive Director, appointed on 25 May 2012.

•    Prof Peter Gunning is an independent Non-Executive Director, 4 March 2014.

•    Mr Ian Phillips, MNZM, is a Non-Executive Director, appointed on 3 June 2015. Mr Phillips acted as Interim Chairman from 1 July 2015 to 5 February 2016.

•    Mr Iain Ross is a Non-Executive Director, appointed on 22 July 2015. Mr Ross acted as CEO from 22 July 2015 to 31 January 2016.

•    Dr James Garner is an Executive Director, appointed on 5 February 2016. Dr Garner is also Chief Executive Officer of the Company.

Complies

NOVOGEN LIMITED Level 5, 20 George St Hornsby NSW 2077 Australia ABN 37 063 259 754

2.4	A majority of the Board of a listed entity should be independent Directors.

The majority of Directors present on the Board are independent.

Moreover, according to box 2.3 of the ASX Principles and Recommendations, which assists the Company in assessing the independence of its Directors, Mr Coffey will be considered as an independent Director in 2017.

The independent Directors are:

•    Mr John O’Connor

•    Mr Bryce Carmine;

•    Mr Ian Phillips; and

•    Prof Peter Gunning.

Complies
2.5	The Chair of the Board of a listed entity should be an independent Director and, in particular, should not be the same person as the CEO of the entity.

During the previous period the roles of Chairman of the Board and Chief Executive officer were combined.

However, on 1 July 2015, Mr Ian Phillips was appointed Interim Chairman of the Board, effectively separating the roles of the Chairman and Chief Executive Officer. Mr Phillips remained as Interim Chairman until 5 February 2016.

On 5 February 2016, Mr John O’Connor was appointed to the Chairman to the Board of Directors.

Complies
2.6	A listed entity should have a program for inducting new Directors and provide appropriate professional development opportunities for Directors to develop and maintain the skills and knowledge needed to perform their role as Directors effectively.

The Board provides an appropriate induction program for new Directors, which includes onsite visits, meeting with other Directors, introduction to senior executives and management team, presentation of the Company’s scientific programs.

Directors have the opportunity for professional development through programs operated by the Australian Institute of Company Directors.

Complies
Principle 3: Act ethically and responsibly A listed entity should act ethically and responsibly.
3.1	A listed entity should: a) have a code of conduct for its Directors, senior executives and employees; and b) disclose that code or a summary of it.	The Board has adopted a Code of Business Conduct and Ethics (the ‘Code’). The Code establishes a clear set of values that emphasise a culture encompassing strong corporate governance, sound business practices and good ethical conduct. The Code confirms the Company’s belief in treating all individuals with respect and recognises that different skills and diversity are essential to enrich the Company’s perspective, improve corporate performance, increase shareholder value and maximise the achievement and goals of the Company. The Code of Business Conduct Ethics is available on the Company’s website.	Complies

NOVOGEN LIMITED Level 5, 20 George St Hornsby NSW 2077 Australia ABN 37 063 259 754

Under the Company’s Securities Trading Policy, Directors, officers and employees of the Company should not trade in the Company’s securities when he or she is in possession of price sensitive information that is not generally available to the market.

Directors and senior management are likely to be in possession of unpublished price sensitive information concerning the Company by virtue of their position within the Company. Therefore those persons are restricted from dealing in the Company’s securities in the thirty day period immediately preceding the release of price sensitive information to the ASX (Non-Trading Period).

In addition, Directors, officers and employees can only deal in the Company’s securities after having first obtained clearance from the Company, and must notify the Company Secretary when a trade has occurred.

Principle 4: Safeguard integrity in corporate reporting A listed entity should have formal and rigorous processes that independently verify and safeguard the integrity of its corporate reporting.
4.1

The Board of a listed entity should:

a)      have an Audit Committee which:

i.       has at least three members, all of whom are non-executive Directors and a majority of whom are independent Directors; and

ii.      is chaired by an independent Director, who is not the chair of the Board,

and disclose:

iii.    the charter of the Committee;

iv.     the relevant qualifications and experience of the members of the Committee; and

v.      in relation to each reporting period, the number of times the Committee met throughout the period and the individual attendances of the members at those meetings; or

The Board has established an Audit, Risk and Governance Committee which operates under an Audit, Risk and Governance Committee Charter to focus on issues relevant to the integrity of the Company’s financial reporting.

The Audit, Risk and Governance Committee Charter, and information on procedures for the selection and appointment of the external auditor, and for the rotation of the external audit engagement partner, which is determined by the Audit, Risk and Governance Committee, is available on the Company’s website.

The members of the Audit, Risk and Governance Committee are appointed by the Board and recommendations from the Committee are presented to the Board for further discussion and resolution.

The members of the Audit, Risk and Governance Committee are in majority independent non-executive Directors and the Chair of the Audit, Risk and Governance Committee is an independent non-executive Director.

The Audit, Risk and Governance Committee meets as required. The members of the committee and the number of meetings held during the last financial year is disclosed in the Directors’ Report.

The external auditor, Grant Thornton, has declared its independence to the Board through its representations to the committee and provision of its Auditor’s Independence Declaration to the Board, stating that there have been no contraventions of auditor independence requirements as set out in the Corporations Act or any auditors’ professional code.

Complies

NOVOGEN LIMITED Level 5, 20 George St Hornsby NSW 2077 Australia ABN 37 063 259 754

b)      if it does not have an Audit Committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

4.2	The Board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

The Chief Executive Officer and Chief Financial Officer state in writing to the Board each reporting period that the Company’s financial reports present a true and fair view, in all material respects, of the Company’s financial condition and operational results, and are in accordance with relevant accounting standards. The statements from the Chief Executive Officer and Chief Financial Officer are based on a formal sign off framework established throughout the Company and reviewed by the Audit Committee as part of the six-monthly financial reporting process.

The Chief Financial Officer reports in writing and personally to each Board meeting, attends all meetings of the Audit, Risk and Governance Committee and provides written reports to that Committee.

Complies
4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	The engagement partner (or his or her representative) of the Company’s external auditor, Grant Thornton, attends the Company’s annual general meetings and is available to answer questions from shareholders about the audit. The Chairman advises the shareholders of this at the commencement of each annual general meeting.	Complies

Principle 5: Make timely and balanced disclosure

A listed entity should make timely and balanced disclosure of all matters concerning it that a reasonable person would expect to have a material effect on the price or value of its securities.

5.1	A listed entity should: a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and b) disclose that policy or a summary of it.

The Company has adopted a Continuous Disclosure Policy, to ensure that it complies with the continuous disclosure regime under the ASX Listing Rules and the Corporations Act 2001.

The policy is available on the Company’s website.

The Company Secretary is responsible for communications with the Australian Securities Exchange (ASX) including responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing information going to the ASX, shareholders and other interested parties.

Complies

NOVOGEN LIMITED Level 5, 20 George St Hornsby NSW 2077 Australia ABN 37 063 259 754

Principle 6: Respect the rights of security holders

A listed entity should respect the rights of its security holders by providing them with appropriate information and facilities to allow them to exercise those rights effectively.

6.1	A listed entity should provide information about itself and its governance to investors via its website.

The Company publishes all the information about itself, its governance, its corporate actions and its operations on its website.

The Company allows the general public to subscribe to the Company newsletter, which is designed to keep investors and other stakeholders abreast of the latest relevant information.

Complies
6.2	A listed entity should design and implement an investor relations program to facilitate effective two way communication with investors.

In the light of its size and resources, the Company has engaged an external partner to implement and manage its investor relation program and public relations.

During the period, the Company disclosed on its website a Shareholder Communications Policy, relevant to all the Company’s stakeholders, including its security holders. The policy sets out the Company’s commitments to its shareholders regarding the communication of information.

Complies
6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.

Shareholders are also encouraged to participate in the Annual General Meeting (AGM) to ensure a high level of accountability and identification with the Company’s strategies and goals. Important issues are presented to shareholders as separate resolutions.

Shareholders who are unable to attend the AGM may vote by appointing a proxy using the form included with the Notice of Meeting or via the online facility.

Shareholders have the possibility to submit their questions prior to any general meeting by contacting the Company directly.

Complies
6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	The Company always give its security holders the possibility to use electronic communication, whether it is to vote at a general meeting, receive various documentation, receive Company update or contact its representatives.	Complies

NOVOGEN LIMITED Level 5, 20 George St Hornsby NSW 2077 Australia ABN 37 063 259 754

Principle 7: Recognise and manage risk A listed entity should establish a sound risk management framework and periodically review the effectiveness of that framework.
7.1

The Board of a listed entity should:

a)      have a Committee or Committees to oversee risk, each of which:

i.       has at least three members, a majority of whom are independent Directors; and

ii.      is chaired by an independent Director,

and disclose:

iii.    the charter of the Committee;

iv.     the members of the Committee; and

v.      as at the end of each reporting period, the number of times the Committee met throughout the period and the individual attendances of the members at those meetings; or

b)      if it does not have a risk Committee or Committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

The Board has established a, Audit Risk and Governance Committee which operates under an Audit, Risk and Governance Committee Charter to focus managing risk and review, discuss and approve the corporate governance policies. However, the ultimate responsibility for risk oversight and risk management rests with the Board. The Audit, Risk and Governance Committee Charter is available on the Company’s website.

The members of the committee are appointed by the Board and recommendations from the committee are presented to the Board for further discussion and resolution.

The members of the Audit, Risk and Governance Committee and the number of meetings held during the last financial year is disclosed in the Directors’ Report.

The members of the Risk and Governance Committee are in majority independent non-executive Directors and the Chair of the Audit, Risk and Governance Committee is an independent non-executive Director.

Complies
7.2

The Board or a Committee of the Board should:

a)      review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and

b)      disclose, in relation to each reporting period, whether such a review has taken place.

The Company has identified key risks within the business. In the ordinary course of business, management monitor and manage these risks. Key operational and financial risks are presented to and reviewed by the Board at each Board meeting.

Senior executives report to the Directors at each meeting of the Board the risks that have been identified, how they are handled or mitigated and the evolution of such risk as the Company continues to operate.

The identification, assessment and review process takes place at each board meeting throughout the reporting period.

The Board will seek to establish a formal risk management framework as the Company grows.

Partially Complies
7.3

A listed entity should disclose:

a)      if it has an internal audit function, how the function is structured and what role it performs; or

b)      if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

Due to its size and resources, the Company does not have a dedicated internal audit function.

However it utilises internal and external processes in lieu of a dedicated internal audit program.

A number of different approaches are utilised in that respect, such as:

•    Use of peer reviews, whether internal and external;

•    Use of consumer panel engaging public opinion to review specific drug program;

•    Engagement of highly qualified advisory panel (i.e. medical advisory boards);

Complies

NOVOGEN LIMITED Level 5, 20 George St Hornsby NSW 2077 Australia ABN 37 063 259 754

•    Engagement of external experts such as legal and accounting firms to review compliance of the Company’s operations and reporting processes;

•    Use of external audit firms to review international financial reporting;

•    Internal fraud control processes via policies (i.e. code of conduct and ethics, securities trading…).

7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.

The Company has embraced responsibility for the Company’s actions and encourages a positive impact through its activities on the environment, employees, communities and stakeholders.

Due to its size, the Company’s exposure to economic, environmental and social sustainability risks is very low and cannot be considered as material.

Complies

Principle 8: Remunerate fairly and responsibly

A listed entity should pay Director remuneration sufficient to attract and retain high quality Directors and design its executive remuneration to attract, retain and motivate high quality senior executives and to align their interests with the creation of value for security holders.

8.1

The Board of a listed entity should:

a)      have a Remuneration Committee which:

i.       has at least three members, a majority of whom are independent Directors; and

ii.      is chaired by an independent Director,

and disclose:

iii.    the charter of the Committee;

iv.     the members of the Committee; and

v.      as at the end of each reporting period, the number of times the Committee met throughout the period and the individual attendances of the members at those meetings; or

b)      if it does not have a Remuneration Committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for Directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

The Board has established a Remuneration and Nomination Committee and has adopted a Remuneration Committee and Nomination Charter. This Charter is available on the Company’s website.

The members of the Remuneration and Nomination Committee and the number of meetings held during the last financial year is disclosed in the Directors’ Report.

The members of the Remuneration and Nomination Committee are in majority independent non-executive Directors and the Chair of the Remuneration Committee is a non-executive Director.

The Company complies with the guidelines for executive remuneration packages and Non-Executive Director remuneration. The remuneration structure has been disclosed in the remuneration report, contained within the Directors’ report.

No senior executive is involved directly in deciding his or her own remuneration.

The Company does not have any schemes for retirement benefits other than superannuation for Non-Executive Directors.

The Directors receive superannuation payments included in their Directors’ fee, as disclosed in the Directors’ Report.

Complies

NOVOGEN LIMITED Level 5, 20 George St Hornsby NSW 2077 Australia ABN 37 063 259 754

8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive Directors and the remuneration of executive Directors and other senior executives.	The Company discloses its policies and practices in relation to the remuneration of non-executive Directors and the remuneration of executive Directors and other senior executives in the Remuneration Report included in the Company’s Annual Report.	Complies
8.3

A listed entity which has an equity-based remuneration scheme should:

a)      Have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

b)      Disclose that policy or a summary of it.

The Shareholders have approved the Employee Share Options Scheme on 4 March 2015, which applies to the Company’s senior executives, but excludes Directors.

An extensive summary of the scheme was disclosed to the market in the Notice of Meeting preceding the General Meeting.

The scheme does not allow those who are granted options from entering into arrangements that limit their exposure to share price decreases in relation to unvested options.

As the Company grows, the Board may implement an equity based remuneration scheme for its non-executive Directors and other senior executives, including the Chief Executive Officer.

Complies